EXHIBIT 12.1

DIAMOND JO, LLC
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands except ratio information)

Earnings:	2003

Total earnings	$(12,742)

Fixed charges:

Interest charges (including capitalized interest and interest expense related to preferred members’ interest	24,293

Amortization of deferred financing costs and bond discount	3,161

Preferred member distributions	181

Total fixed charges	27,635

Capitalized interest	(2,202)

Earnings as adjusted	$12,691

Ratio of earnings to fixed charges	0.5	x *

*  Earnings were insufficient to cover fixed charges for the year ended December 31, 2003 by $14.9 million.